SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2014

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

20, Sejong-Daero 9-gil, Jung-Gu, Seoul 100-724, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Convocation Notice of the 13th Annual General Meeting of Shareholders

Table of Contents

Convocation Notice of the 13th Annual General Meeting of Shareholders

Meeting Agendas

AGENDA ITEM NO. 1 APPROVAL OF FINANCIAL STATEMENTS
(INCLUDING STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS)

AGENDA ITEM NO. 2 APPOINTMENT OF DIRECTORS (1 Executive Director & 9 Outside Directors)
Agenda Item No. 2-1 Executive Director Candidate : Mr. Dong Woo Han
Agenda Item No. 2-2 Outside Director Candidate : Mr. Taeeun Kwon
Agenda Item No. 2-3 Outside Director Candidate : Mr. Kee Young Kim
Agenda Item No. 2-4 Outside Director Candidate : Mr. Seok Won Kim
Agenda Item No. 2-5 Outside Director Candidate : Mr. Hoon Namkoong
Agenda Item No. 2-6 Outside Director Candidate : Mr. Man Woo Lee
Agenda Item No. 2-7 Outside Director Candidate : Mr. Sang Kyung Lee
Agenda Item No. 2-8 Outside Director Candidate : Mr. Jin Chung
Agenda Item No. 2-9 Outside Director Candidate : Mr. Haruki Hirakawa
Agenda Item No. 2-10 Outside Director Candidate : Mr. Philippe Aguignier

AGENDA ITEM NO. 3 APPOINTMENT OF AUDIT COMMITTEE MEMBERS (4 MEMBERS)
Agenda Item No. 3-1 Audit Committee Member Candidate : Mr. Taeeun Kwon
Agenda Item No. 3-2 Audit Committee Member Candidate : Mr. Seok Won Kim
Agenda Item No. 3-3 Audit Committee Member Candidate : Mr. Man Woo Lee
Agenda Item No. 3-4 Audit Committee Member Candidate : Mr. Sang Kyung Lee

AGENDA ITEM NO. 4 APPROVAL OF DIRECTOR REMUNERATION LIMIT

Additional Information
I. Number and Classification of Voting Shares
II. Method of Resolutions
III. Members of the Board of Directors after the 13th Annual General Meeting of Shareholders
IV. Committees of the Board of Directors after the 13th Annual General Meeting of Shareholders

Appendix A – Financial Statements for FY 2013

Shinhan Financial Group

20, Sejong-Daero 9-gil, Jung-Gu,

Seoul 100-724, Korea

February 25, 2014

Convocation Notice of the 13th Annual General Meeting of Shareholders

To our Shareholders:

Notice is hereby given that the 13th Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Meeting Description

1. Date and Time: March 26, 2014 10 A.M. in Seoul time.

2. Place: Auditorium, 20th floor, Shinhan Bank, 20, Sejong-Daero 9-gil, Jung-Gu, Seoul 100-724, Korea

Agendas to be voted on:

1)	Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) for fiscal year 2013 (January 1, 2013~ December 31, 2013)

2)	Appointment of Directors (1 Executive Director & 9 Outside Directors)

2-1) Executive Director Candidate : Mr. Dong Woo Han

2-2) Outside Director Candidate : Mr. Taeeun Kwon

2-3) Outside Director Candidate : Mr. Kee Young Kim

2-4) Outside Director Candidate : Mr. Seok Won Kim

2-5) Outside Director Candidate : Mr. Hoon Namkoong

2-6) Outside Director Candidate : Mr. Man Woo Lee

2-7) Outside Director Candidate : Mr. Sang Kyung Lee

2-8) Outside Director Candidate : Mr. Jin Chung

2-9) Outside Director Candidate : Mr. Haruki Hirakawa

2-10) Outside Director Candidate : Mr. Philippe Aguignier

3)	Appointment of Audit Committee Members (4 members)

3-1) Audit Committee Member Candidate: Mr. Taeeun Kwon

3-2) Audit Committee Member Candidate: Mr. Seok Won Kim

3-3) Audit Committee Member Candidate: Mr. Man Woo Lee

3-4) Audit Committee Member Candidate: Mr. Sang Kyung Lee

4)	Approval of Director Remuneration Limit

Meeting Agendas

AGENDA ITEM NO. 1	APPROVAL OF FINANCIAL STATEMENTS

(Separate Financial Statements & Consolidated Financial Statements for fiscal year 2013 (January 1, 2013 ~ December 31, 2013), Including Statements of Appropriation of Retained Earnings)

Pursuant to Article 449 of the Commercial Act, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the Company’s separate financial statements and consolidated financial statements for fiscal year 2013.

Business Results for FY 2013 (stand-alone or separate basis)

Shinhan Financial Group is a financial holding company established in accordance with the Financial Holding Company Acts and engages in the primary business of 1) controlling or managing companies that either provide financial services or are closely related to financial business through ownership of shares, 2) investing in or providing financial support to subsidiaries and to raise capital necessary for financial support, and 3) supporting the business of subsidiaries for joint development, marketing of new products and joint utilization of facilities and IT systems and etc.

As of December 31, 2013, Shinhan Financial Group consists of 13 direct subsidiaries that include Shinahn Bank, Shinhan Card, Shinhan Investment Corp., Shinhan Life Insurance and Shinhan BNP Paribas Asset Management, and 18 indirect subsidiaries.

Business Results of FY 2013 (consolidated basis)

For the fiscal year 2013, Shinhan Financial Group recorded KRW 1,902.8 billion of consolidated net income attributable to equity shareholders.

Group net income dropped by 18.0% from 2012, largely due to decreased interest income attributed by retreat in NIM coupled with decreased volume of non-interest income from Bancassurance and fund sales. However provision for credit losses maintained at stable level.

Shinhan Bank reported net income of KRW 1,373.0 billion, down by 17.4% from the previous year and Jeju Bank reported net income of KRW 14.1 billion, down by 11.1% from 2012.

Non-bank subsidiaries realized a combined net income of KRW 861.9 billion, down by 16.0% from 2012. Shinhan Card and Shinhan Life Insurance net profits fell by 11.3% and 63.0% year-over-year, whereas Shinhan Investment Corp. increased by 17.9% from 2012.

The net income contribution from non-bank subsidiaries in 2013 marked 861.9 billion, remaining flat at 38% from 2012, as non-banking subsidiaries continue to report stable earnings.

The dividend proposed by the Board of Directors for fiscal year 2013 is as follows;

1)	Dividend for Common Stocks: KRW 308,230 million

(KRW	650 per share, 13% of par value and 1.4% of market price of Common Stock)

2)	Dividend for Preferred Stocks: KRW 61,938 million

3)	Total Dividend Amount: KRW 370,168 million

- Please refer to Appendix A for the separate financial statements and Consolidated financial statements of Shinhan Financial Group.

AGENDA ITEM NO. 2 APPOINTMENT OF DIRECTORS (1 Executive Director & 9 Outside Directors)

Pursuant to Article 382 of the Commercial Act and Article 36 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of directors.

At the 13th Annual General Meeting of Shareholders 10 directors will seek the approval of appointment from shareholders.

The Board of Directors is currently composed of 12 directors, 1 executive director and 1 non-executive director and 10 outside directors. The terms of 1 executive director (Mr. Dong Woo Han) and 9 outside directors (Messrs. Taeeun Kwon, Kee Young Kim, Seok Won Kim, Hoon Namkoong, Ke Sop Yun, Jung Il Lee, Haruki Hirakawa, Philippe Aguignier and Sang Kyung Lee) terms will be completed in March 2014 on the date of the Annual General Meeting of Shareholders.

The Governance and CEO Recommendation Committee under the Board of Directors recommended 1 executive director Mr. Dong Woo Han to renew his terms.

On December 12, 2013, the Board of Directors endorsed the nominees selected by the Governance and CEO Recommendation Committee.

The Outside Director Recommendation Committee under the Board of Directors recommended 9 outside directors, of which 7 directors, Messrs. Taeeun Kwon, Kee Young Kim, Seok Won Kim, Hoon Namkoong, Haruki Hirakawa, Philippe Aguignier and Sang Kyung Lee are to renew their terms. Mr. Man Woo Lee and Mr. Jin Chung have been newly nominated and recommended as an outside directors.

The Outside Director Recommendation Committee is a committee under the Board of Directors and assesses the independence and ability of potential candidates for outside directors and recommends relevant candidates to the Board of Directors.

On February 25, 2014, the Board of Directors endorsed the nominees selected by the Outside Director Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of the following candidate;

Please refer to the “Additional information” section provided at the end of this document for information on the a) Members of the Board of Directors after the 13th Annual General Meeting of Shareholders’ and b) Committees of Board of Directors.

AGENDA ITEM NO.2-1 EXECUTIVE DIRECTOR CANDIDATE                                                                                      MR. DONG WOO HAN

1.	Date of Birth	November 10, 1948

2.	Nominator	Governance and CEO Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 26, 2014 until the 16th AGM (3 years)

6.	Current Position	Chairman & CEO, Shinhan Financial Group

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	LL.B., College of Law, Seoul National University

9.	Main Work Experience

	2011 - current	Chairman & CEO, Shinhan Financial Group

	2007 - 2009	Vice Chairman, Shinhan Life Insurance

	2002	Chief Executive Officer, Shinhan Life Insurance

	1999	Vice President, Shinhan Bank

	1993	Director, Shinhan Bank

	1987	Head of Human Resources, Shinhan Bank

	1986	General Manager, Jong-No Branch, Shinhan Bank

	1983	Head of Planning & Coordination, Shinhan Bank

	1982	Founding Staff Member of Shinhan Bank

	1977	Joined Korea Credit Guarantee Fund

	1971	Joined Korea Trust Bank

AGENDA ITEM NO.2-2 OUTSIDE  DIRECTOR CANDIDATE                                                                                      MR. TAEEUN KWON

1.	Date of Birth	January 29, 1941

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Kwon is an expert in accounting and served as a Professor at Nagoya University of Foreign Studies. He has contributed to the development of the Company with the academic background coupled with hands-on experience through management of business administration. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 14th AGM (1 year)

6.	Current Position	Former) Professor, Nagoya University of Foreign Studies

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	Ph.D. in Business Administration, Nanzan University

9.	Main Work Experience

	2010 - 2012	Dean, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	2004 - 2012	Professor, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	1983 - 2010	Chief Executive Officer, Nam Bu Ham Co., Ltd

	1997 - 2009	Committee member, Korean Residents’ Union HQ in Japan

	1991 - 2008	Counsel and Director, Korea Education Foundation

AGENDA ITEM NO.2-3 OUTSIDE DIRECTOR CANDIDATE                                                                                      MR. KEE YOUNG KIM

1.	Date of Birth	October 7, 1937

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Kim is a former President at Kwangwoon University and formerly served as a Dean at Graduate School of Information, Yonsei University, and expected to share his various experiences based on his academic background. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 14th AGM (1 year)

6.	Current Position	Former) President, Kwangwoon University

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	Ph.D in Business Administration, Washington University

9.	Main Work Experience

	2009 - 2013	President, Kwangwoon University

	2004 - 2009	Outside Director, GS Holdings Corp.

	2003	Outside Director, KTB Networks, currently KTB Investment & Securities Co., Ltd.

	2000	Dean, Graduate School of Information, Yonsei University

	1979 - 2003	Professor, School of Business, Yonsei University

AGENDA ITEM NO.2-4 OUTSIDE DIRECTOR CANDIDATE                                                                                      MR. SEOK WON KIM

1.	Date of Birth	April 29, 1947

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Kim, with the experiences in government institutions such as ministry of finance and career as a Chairman of Korea Federation of Savings Banks as well as Chairman of Credit Information Companies Association, he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 14th AGM (1 year)

6.	Current Position	Former) Chairman, Credit Information Companies Association.

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	Ph.D. in Economics, Kyung Hee University

9.	Main Work Experience

	2009 - 2012	Chairman, Credit Information Companies Association

	2006 - 2009	Chairman, Korea Federation of Savings Banks

	2005 - 2006	Outside Director, Woori Bank

	2002 - 2005	Vice President, Korea Deposit Insurance Corporation

	1999 - 2001	Head of the Korea-OECD Multilateral Tax Center

AGENDA ITEM NO.2-5 OUTSIDE DIRECTOR CANDIDATE                                                                                      MR. HOON NAMKOONG

1.	Date of Birth	June 26, 1947

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Namkoong is an expert in finance with a career as a Member of Monetary Policy Committee at Bank of Korea and has made an effort for the stability of the board as a Chairman of Board of Directors during his tenure. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 14th AGM (1 year)

6.	Current Position	Former) Chairman, Korea Life Insurance Association

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	M.A. in public administration from University of Wisconsin at Madison

9.	Main Work Experience

	2009 - 2011	Outside Director, KORAMCO (Korea Real Asset Management Company)

	2005 - 2014	Outside Director, Samsung Electro-Magnetics Co., Ltd

	2005 - 2008	Chairman, Korea Life Insurance Association

	2000 - 2004	Member, Monetary Policy Committee, Bank of Korea

	1999 - 2000	Chairman and President, Korea Deposit Insurance Corporation

AGENDA ITEM NO.2-6 OUTSIDE DIRECTOR CANDIDATE                                                                                      MR. MAN WOO LEE

1.	Date of Birth	November 22, 1954

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Lee is an expert in accounting, with a strong academic background as well as practical experience in various fields. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 15th AGM (2 years)

6.	Current Position	Professor, Korea University Business School

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	Ph.D. in Business Administration from University of Georgia

9.	Main Work Experience

	1988 - current	Professor, Korea University Business School

	2007 - 2008	Chairman, Korean Accounting Association

	2006 - 2007	Chairman, Korean Academic society of taxation

	2001 - 2007	Committee member of Securities listing, Korea Exchange

AGENDA ITEM NO.2-7 OUTSIDE DIRECTOR CANDIDATE                                                                                      MR. SANG KYUNG LEE

1.	Date of Birth	September 20, 1945

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Lee is a seasoned legal expert who honorably served as the Chief Judge of the Constitutional Court of Korea. The committee recommends Mr. Lee based on his renowned capacity and character as he is expected to contribute to the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 14th AGM (1 year)

6.	Current Position	Representative Attorney, Law Firm WONJON

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	B.A. in Law, Chung-Ang University

9.	Main Work Experience

	2010 - current	Representative Attorney, Law Firm WONJON

	2009 - 2010	Lawyer, DW Partners Law Firm

	2005 - 2009	Lawyer, Law Firm LEEWOO

	2004 - 2005	Chief Judge, Constitutional Court of Korea

	2002 - 2004	President, Busan High Court

	2000 - 2002	President, Daegu District Court & Incheon District Court

	2000 - 2000	Senior Presiding Judge, Patent Court of Korea

	1992 - 2000	Senior Judge, Daegu High Court

AGENDA ITEM NO.2-8 OUTSIDE DIRECTOR CANDIDATE                                                                                      MR. JIN CHUNG

1.	Date of Birth	March 18, 1937

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Chung is a successful Korean-Japanese entrepreneur and expected to share his various experience and knowhow as a businessman with the Company. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 15th AGM (2 years)

6.	Current Position	Chairman, Jin Corporation

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	B.A. in Economics, Nihon University

9.	Main Work Experience

	1994 - current	Chairman, Jin Corporation

	2006 - 2012	Chairman, Korean residents union in Japan

	2003 - 2006	Vice Chairman, Korean residents union in Japan

	1978 - 1994	President, Daitou Co., Ltd.

	1959 - 1978	Deputy President, Muramathu Co., Ltd.

AGENDA ITEM NO.2-9 OUTSIDE DIRECTOR CANDIDATE                                                                                      MR. HARUKI HIRAKAWA

1.	Date of Birth	November 7, 1964

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Hirakawa is a successful Korean-Japanese entrepreneur and has been actively participating in the meetings of the Board of Directors and its committees. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 14th AGM (1 year)

6.	Current Position	CEO, Hirakawa Shoji Co., Ltd

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	89%.

8.	Education	BA in Political Science & Economics, Kinki University

9.	Main Work Experience

	2008	CEO, Kokusai Kaihatsu Co., Ltd

	2006	CEO, Shinei Shoji Co., Ltd

	1994	CEO, Hirakawa Shoji Co., Ltd

AGENDA ITEM NO.2-10 OUTSIDE DIRECTOR CANDIDATE                                                                              MR. PHILIPPE AGUIGNIER

1.	Date of Birth	September 26, 1957

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Agugnier has been duly performing his role as an outside director during his tenure. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 14th AGM (1 year)

6.	Current Position	Head of Retail Banking for Asia, BNP Paribas

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	78%

8.	Education	Ph.D in Far Eastern Studies, Universite Paris III (Inalco)

9.	Main Work Experience

	2010 - current	Head of Retail Banking for Asia, BNP Paribas

	2006 - 2009	Vice-President, Bank of Nanjing Head of Retail Banking for China, BNP Paribas

	2002 - 2006	Head, BNP Paribas Group Investor Relations and Financial Information

Agenda Item No. 3     Appointment of Audit Committee Members (4 members)

Pursuant to Article 542.12 of the Commercial Act, Article 41 of the Financial Holding Companies Act and Article 39 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of the Audit Committee Members.

Among the existing outside director candidates, Messrs. Taeeun Kwon, Seok Won Kim, Man Woo Lee and Sang Kyung Lee were recommended as candidates of the Audit Committee Members for fiscal year 2014 through the resolution of the Audit Committee Member Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of each of the following nominee;

AGENDA ITEM NO.3-1 AUDIT COMMITTEE MEMBER CANDIDATE                                                                     MR. TAEEUN KWON

1.	Date of Birth	January 29, 1941

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 14th AGM (1 year)

6.	Current Position	Former) Professor, Nagoya University of Foreign Studies

7.	Education	Ph.D. in Business Administration, Nanzan University

8.	Main Work Experience

	2010 - 2012	Dean, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	2004 - 2012	Professor, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	1983 - 2010	Chief Executive Officer, Nam Bu Ham Co., Ltd

	1997 - 2009	Committee member, Korean Residents’ Union HQ in Japan

	1991 - 2008	Counsel and Director, Korea Education Foundation

AGENDA ITEM NO.3-2 AUDIT COMMITTEE MEMBER CANDIDATE                                                                     MR. SEOK WON KIM

1.	Date of Birth	April 29, 1947

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 14th AGM (1 year)

6.	Current Position	Former) Chairman, Credit Information Companies Association.

7.	Education	Ph.D. in Economics, Kyung Hee University

8.	Main Work Experience

	2009 - 2012	Chairman, Credit Information Companies Association

	2006 - 2009	Chairman, Korea Federation of Savings Banks

	2005 - 2006	Outside Director, Woori Bank

	2002 - 2005	Vice President, Korea Deposit Insurance Corporation

	1999 - 2001	Head of the Korea-OECD Multilateral Tax Center

AGENDA ITEM NO.3-3 AUDIT COMMITTEE MEMBER CANDIDATE                                                                     MR. MAN WOO LEE

1.	Date of Birth	November 22, 1954

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 14th AGM (1 year)

6.	Current Position	Professor, Korea University Business School

7.	Education	Ph.D. in Business Administration from University of Georgia

8.	Main Work Experience

	1988 - current	Professor, Korea University Business School

	2007 - 2008	Chairman, Korean Accounting Association

	2006 - 2007	Chairman, Korean Academic society of taxation

	2001 - 2007	Committee member of Securities listing, Korea Exchange

AGENDA ITEM NO.3-4 AUDIT COMMITTEE MEMBER CANDIDATE.                                                                         MR.  SANG KYUNG LEE

1.	Date of Birth	September 20, 1945

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.26, 2014 until the 14th AGM (1 year)

6.	Current Position	Representative Attorney, Law Firm WONJON

7.	Education	B.A. in Law, Chung-Ang University

8.	Main Work Experience

	2010 - current	Representative Attorney, Law Firm WONJON

	2009 - 2010	Lawyer, DW Partners Law Firm

	2005 - 2009	Lawyer, Law Firm LEEWOO

	2004 - 2005	Chief Judge, Constitutional Court of Korea

	2002 - 2004	President, Busan High Court

	2000 - 2002	President, Daegu District Court & Incheon District Court

	2000 - 2000	Senior Presiding Judge, Patent Court of Korea

	1992 - 2000	Senior Judge, Daegu High Court

	1981 - 1992	Judge, Seoul High Court

AGENDA ITEM NO.4    APPROVAL OF DIRECTOR REMUNERATION LIMIT

Pursuant to Article 388 of the Commercial Act and Article 48 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the aggregate remuneration levels for directors for fiscal year 2014.

KRW 3.0 billion is proposed as the maximum amount of aggregate remuneration that may be disbursed to the 12 directors, including 10 outside directors, of the Company for fiscal year 2014. For your reference the limitation for fiscal year 2013 for 12 directors, including 10 outside directors, was KRW 6.0 billion.

Additionally, 19,500 performance shares are proposed to be granted as the maximum aggregate amount of shares that may be disbursed from January 1, 2014 to December 31, 2014 to the directors of Shinhan Financial Group as long-term incentives over the term of their office. The approval and ratification of awards, performance measure and allocation for these performance shares will be delegated to the Board of Directors.

Additional Information

I.	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2013. As of the record date, there were 474,199,587 shares outstanding, all of which are valid shares for voting.

II.	Method of Resolutions

Pursuant to the provisions of the Commercial Code, Agenda Item No. 1, 2, 3 and 4 shall be passed a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote.

III.	Members of the Board of Directors after the 13th Annual General Meeting of Shareholders

Before AGM		After AGM Initially Appointed on	Reappointed on	End of Tenure
Executive Directors	Executive Directors
Dong Woo Han	Dong Woo Han	March 23, 2011	March 26, 2014	FY 2016 AGM

Non-executive Directors	Non-executive Directors
Jin Won Suh	Jin Won Suh	March 23, 2011	March 29, 2012	FY 2014 AGM

Outside Directors*	Outside Directors*
	Man Woo Lee	March 26, 2014		FY 2015 AGM
	Jin Chung	March 26, 2014		FY 2015 AGM
Boo In Ko	Boo In Ko	March 28, 2013		FY 2014 AGM
Taueun Kwon†	Taeeun Kwon	March 23, 2011	March 26, 2014	FY 2014 AGM
Kee Young Kim†	Kee Young Kim	March 23, 2011	March 26, 2014	FY 2014 AGM
Seok Won Kim†	Seok Won Kim	March 23, 2011	March 26, 2014	FY 2014 AGM
Hoon Namkoong**†	Hoon Namkoong	March 23, 2011	March 26, 2014	FY 2014 AGM
Sang Kyung Lee†	Sang Kyung Lee	March 29, 2012	March 26, 2014	FY 2014 AGM
Haruki Hirakawa†	Haruki Hirakawa	March 23, 2011	March 26, 2014	FY 2014 AGM
Philippe Aguignier†	Philippe Aguignier	March 24, 2010	March 26, 2014	FY 2014 AGM
Ke Sop Yun
Jung Il Lee

*	Outside Directors is defined by the Financial Holding Companies Act and the Securities and Exchange Act as a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company.
**	Mr.Hoon Namkoong was the Chairman of the Board of Directors for Shinhan Financial Group.
***	The new Chairman of the Board of Directors will be elected on the following meeting of Board of Directors after the AGM.
†	indicates outside directors whose tenure expired and who seeks shareholders’ approval to renew their terms.

IV.	Committees of the Board of Directors after the 13th Annual General Meeting of Shareholders

There are currently seven management committees that serve under the board:

•	the Governance and CEO Recommendation Committee;

•	the Board Steering Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee;

•	the Outside Director Recommendation Committee; and

•	the Audit Committee Member Recommendation Committee.

Each committee member is appointed by the Board of Directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

The following table lists the members of each committee as of February 25, 2014. Each committee members for FY 2014, except for the members of the Audit Committee, will be appointed by the new Board of Directors after the 13th Annual General Meeting of Shareholders;

Committee	Members	Objective	Attendance Record*		Number of Meetings Held*
Governance and CEO Recommendation Committee†	Chair (Mar. 2012~Mar. 2013) Kee Young Kim (o) Chair (Mar. 2013~Current) Kee Young Kim (o)

The committee is responsible for overall corporate governance matters of the Company. It will deliberate on matters related to corporate governance of the Company, such as the code of conduct and code of ethics, size of the Board of Directors and matters necessary for improvements to the Company’s corporate governance structure.

The committee is also responsible to develop, operate and review the Company’s management succession plan, including setting CEO qualification criteria, evaluating CEO candidate pool and recommending CEO candidates.

The Chair of this committee will be elected among the outside director members.

The participation, and voting right, of the incumbent CEO will be limited if he or she is included in the CEO candidate pool.

			— 100%		6

Members (Mar. 2012~Mar. 2013)

Taeeun Kwon (o)

Hoon Namkoong (o)

Jaekun Yoo (o)

Philippe Aguignier (o)

Dong Woo Han

Members (Mar. 2013~Current)

Boo In Ko (o)

Taeeun Kwon (o)

Hoon Namkoong (o)

Philippe Aguignier (o)

Dong Woo Han

			— — — — — 100 100 100 100 100	% % % % %

Board Steering Committee†	Chair (Mar. 2012~Mar. 2013) Dong Woo Han Chair (Mar. 2013~Current) Dong Woo Han	The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities.	100 100	% %	4
	Members (Mar. 2012~Mar.2013) Hoon Namkoong (o) Ke Sop Yun (o) Jung Il Lee (o) Members (Mar. 2013~Current) Boo In Ko (o) Kee Young Kim (o) Seok Won Kim (o) Haruki Hirakawa (o)		100 100 100 67 100 100 67	% % % % % % %

	Chair Kee Young Kim (o)	The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control.	100%		5
Risk Management Committee†	Members Hoon Namkoong (o) Philippe Aguignier (o)		100 100	% %

Compensation Committee†	Chair (Mar. 2012~Mar. 2013) Seok Won Kim (o) Chair (Mar. 2013~Current) Sang Kyung Lee (o)	This committee is responsible for reviewing and approving the management’s evaluation and compensation programs.	100 100	% %	5
	Members (Mar. 2012~Mar. 2013) Kee Young Kim (o) Sang Kyung Lee (o) Haruki Hirakawa (o) Members (Mar. 2013~Current) Hoon Namkoong (o) Ke Sop Yun (o) Jung Il Lee (o)		100 100 100 100 100 100	% % % % % %

Audit Committee†	Chair Ke Sop Yun (o)	The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our	100%		9
	Members Taeeun Kwon (o) Seok Won Kim (o) Sang Kyung Lee (o)	financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of stockholders.	89 100 100	% % %

Outside Director Recommendation Committee†	Chair Sang Kyung Lee (o)	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.	100%		3
	Members Kee Young Kim (o) Taeeun Kwon (o) Jung Il Lee (o) Dong-Woo Han		100 100 100 100	% % % %

Audit Committee Member Recommendation Committee†	Chair Kee Young Kim (o)	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our audit committee member positions and related matters. The committee should consist of all of the outside directors of the Group.	100%		1
	Member All outside Directors		100	%(1)

†	indicates committees with a majority of outside directors as committee members
*	The “number of meetings held” and the “attendance record” for the Board Steering Committee, Risk Management Committee, Compensation Committee and the Audit Committee have been counted for the period from the appointment of the members to the committee until the end of FY 2013, that is December 31, 2013, based on the Financial Supervisory Service disclosure guideline for proxy materials. However, for the outside director Recommendation Committee and the Audit Committee Member Recommendation Committee, those records were counted for the meetings held to recommend and nominate candidates that constitute the next Outside Directors among the Board of Directors and the Audit Committee Members for FY 2014, which both were held during February 2014.
(1)	The Audit Committee Member Recommendation Committee is held once every year to nominate the members for the next fiscal year Audit Committee. Of the total 10 outside directors, 9 outside directors have participated the Audit Committee Member Recommendation Committee held on February 25, 2014. Mr. Haruki Hirakawa was not able to participate.
(o)	indicates outside directors

For detailed information of notes to financial statements, please refer to audit report through 6-K disclosure scheduled on 18th of March, 2014.

Actual date of disclosure that is scheduled on 18th of March, 2014 may be subject to change.

Appendix A. Financial Statements for FY 2013

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Financial Statements December 31, 2013 and 2012

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of December 31, 2013 and 2012

(In millions of won)	December 31, 2013		December 31, 2012	January 1, 2012
Assets
Due from banks	￦	385	212,783	2,220,171
Trading assets		520,116	118,548	1,856,712
Loans		1,337,083	1,359,605	1,104,678
Property and equipment, net		1,159	1,264	1,363
Intangible assets, net		6,508	7,112	7,974
Investments in subsidiaries		25,261,909	25,216,096	25,050,002
Deferred tax assets		2,331	1,814	302
Other assets, net		295,154	295,702	603,048

Total assets	￦	27,424,645	27,212,924	30,844,250

Liabilities
Borrowings		7,500	10,000	5,000
Debt securities issued		7,098,797	7,196,951	7,034,393
Liability for defined benefit obligations		2,981	2,602	2,061
Other liabilities		340,895	336,450	4,371,989

Total liabilities		7,450,173	7,546,003	11,413,443

Equity
Capital stock		2,645,053	2,645,053	2,645,053
Other equity instrument		537,443	537,443	238,582
Capital surplus		9,494,842	9,494,842	9,494,842
Accumulated other comprehensive loss		(2,919)	(2,650)	(1,605)
Retained earnings		7,300,053	6,992,233	7,053,935

Total equity		19,974,472	19,666,921	19,430,807

Total liabilities and equity	￦	27,424,645	27,212,924	30,844,250

See accompanying notes to the separate financial statements.

1

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(In millions of won, except earnings per share data)	2013		2012
Interest income	￦	61,864	67,797
Interest expense		(310,438)	(341,678)

Net interest income		(248,574)	(273,881)

Fees and commission income		114,321	114,287
Fees and commission expense		(214)	(231)

Net fees and commission income		114,107	114,056

Dividend income		919,805	800,223
Net trading income		10,991	10,071
Net foreign currency transaction loss		10	342
Reversal of (Provision for) credit losses		(66,785)	(61,808)
General and administrative expenses		1,654	1,313

Operating Income		729,554	589,003

Non-operating income		1,654	1,313

Income before income taxes		731,208	590,316
Income tax expense (benefit)		(430)	(1,178)

Net income for the year		731,638	591,494

Other comprehensive income (loss) for the period, net of income tax
Items that will never be reclassified to profit or loss :
Remeasurements of the defined benefit liability		(269)	(1,045)

		(269)	(1,045)

Total comprehensive income for the year	￦	731,369	590,449

Basic earnings per share in won	￦	1,349	1,035

Diluted earnings per share in won	￦	1,349	1,035

See accompanying notes to the separate financial statements.

2

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Appropriation of Retained Earnings

For the years ended December 31, 2013 and 2012

(In millions of won)	2013		2012
Unappropriated retained earnings:

Balance at beginning of year	￦	4,969,958	4,846,219
Changes in accounting policy		2,650	1,605
Interest on hybrid bond		(29,940)	(23,688)
Net income		731,638	591,494

		5,674,306	5,415,630
Reversal of regulatory reserve for loan loss		1,165	9,901

		5,675,471	5,425,531

Appropriation of retained earnings:
Legal reserve		73,164	59,045
Dividends		370,168	393,878
Dividends on common stocks paid		308,230	331,940
Dividends on preferred stocks paid		61,938	61,938

		443,332	452,923

Unappropriated retained earnings to be carried over to subsequent year	￦	5,232,139	4,972,608

Date of appropriation:		March 26, 2014	March 28, 2013

See accompanying notes to the separate financial statement

3

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2012	￦	2,645,053	238,582	9,494,842	—	7,052,330	19,430,807
Changes in accounting policy		—	—	—	(1,605)	1,605	—

Restated Balance		2,645,053	238,582	9,494,842	(1,605)	7,053,935	19,430,807

Net income for the period		—	—	—	—	591,494	591,494
Other comprehensive income, net of income tax
Remeasurements of the defined benefit liability		—	—	—	(1,045)	—	(1,045)

Total comprehensive income for the year		—	—	—	(1,045)	591,494	590,449
Transactions with owners
Dividends		—	—	—	—	(629,508)	(629,508)
Dividend to hybrid bonds		—	—	—	—	(23,688)	(23,688)
Issuance of preferred stock		—	298,861	—	—	—	298,861

		—	298,861	—	—	(653,196)	(354,335)

Balance at December 31, 2012	￦	2,645,053	537,443	9,494,842	(2,650)	6,992,233	19,666,921

	Capital stock		Other equity instruments	Capital surplus	Accumulated other comprehensive income	Retained earnings	Total equity
Balance at January 1, 2013	￦	2,645,053	537,443	9,494,842	—	6,989,583	19,666,921
Changes in accounting policy		—	—	—	(2,650)	2,650	—

Restated Balance		2,645,053	537,443	9,494,842	(2,650)	6,992,233	19,666,921

Net income for the period		—	—	—	—	731,638	731,638
Other comprehensive income, net of income tax
Remeasurements of the defined benefit liability		—	—	—	(269)	—	(269)

Total comprehensive income for the year		—	—	—	(269)	731,638	731,369
Transactions with owners
Dividends		—	—	—	—	(393,878)	(393,878)
Dividend to hybrid bonds		—	—	—	—	(29,940)	(29,940)

		—	—	—	—	(423,818)	(423,818)

Balance at December 31, 2013	￦	2,645,053	537,443	9,494,842	(2,919)	7,300,053	19,974,472

See accompanying notes to the separate financial statements.

4

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	2013		2012
Cash flows from operating activities
Income before income taxes	￦	731,208	590,316
Adjustments for:
Interest income		(61,864)	(67,797)
Interest expense		310,438	341,678
Dividend income		(919,805)	(800,223)
Net trading income		(1,116)	(398)
Provision for (reversal of) credit losses		(10)	(342)
Salaries expense (benefit)		4,732	1,574
Depreciation and amortization		1,113	1,327
Net other non-operating income		57	263

		(666,455)	(523,918)

Changes in assets and liabilities:
Due from banks		—	2
Trading assets		(400,452)	1,738,562
Other assets		404	468
Liability for defined benefit obligations		(1,878)	(2,442)
Other liabilities		96	642

		(401,830)	1,737,232

Interest received		62,672	79,755
Interest paid		(304,086)	(326,135)
Dividend received		919,805	800,223

Net cash provided by operating activities		341,314	2,357,473

Cash flows from investing activities
Issuance of loans		(137,500)	(460,000)
Collection of loans		160,000	205,000
Acquisition of property and equipment		(363)	(548)
Acquisition of intangible assets		(85)	(79)
Acquisition of subsidiaries		(45,813)	(166,094)
Decrease in (increase in) other assets		—	11,954

Net cash provided by (used in) investing activities		(23,761)	(409,767)

See accompanying notes to the separate financial statement

5

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows (continued)

For the years ended December 30, 2013 and 2012

(In millions of won)	2013		2012
Cash flow from financing activities
Issuance of hybrid bond		—	298,861
Repayments of preferred stock		—	(3,765,124)
Proceeds from borrowings		17,500	60,000
Repayments of borrowings		(20,000)	(55,000)
Issuance of debt securities issued		1,600,000	1,300,000
Repayments of debt securities issued		(1,700,000)	(1,140,000)
Debentures issuance cost paid		(3,475)	(3,490)
Dividends paid		(424,014)	(650,697)

Net cash provided by (used in) financing activities		(529,989)	(3,955,450)

Increase (decrease) in cash and cash equivalents		(212,436)	(2,007,744)

Cash and cash equivalents at beginning of year		212,818	2,220,562

Cash and cash equivalents at end of year	￦	382	212,818

See accompanying notes to the separate financial statement

6

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a)	Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•	Derivative financial instruments are measured at fair value

•	Financial instruments at fair value through profit or loss are measured at fair value

•	Liabilities for cash-settled share-based payment arrangements are measured at fair value

•	Liabilities for defined benefit plans are recognized as the present value of the defined benefit obligation less the net total of the plan assets

7

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

2.	Basis of preparation (continued)

(c)	Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(d)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Changes in accounting policies

i)	Amendments to K-IFRS No. 1001, Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

ii)	Amendments to K-IFRS No. 1019, Employee Benefits

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of remeasurements of the defined benefit liability immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(f)	Impact of change in accounting policy

i)	The impact of adopting the amendment to K-IFRS No. 1019, Employee Benefits is as below:

•	Statement of financial position

	December 31, 2012
Account	As previously reported		Adjustments	As restated
Retained earnings	￦	6,989,583	2,650	6,992,233
Accumulated other comprehensive income		—	(2,650)	(2,650)

	January 1, 2012
Account	As previously reported		Adjustments	As restated
Retained earnings	￦	7,052,330	1,605	7,053,935
Accumulated other comprehensive income		—	(1,605)	(1,605)

8

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

(In millions of won)

2.	Basis of preparation (continued)

•	Statement of comprehensive income

	2012
Net profit for the period as previously reported	￦	590,449
Adjustments:
General and administrative expenses		1,379
Income tax effects		(334)

		1,045

Net profit for the period as restated	￦	591,494

(g)	Approval of separate financial statements

These separate financial statements were approved by the Board of Directors on February 11, 2014, which will be submitted for approval to shareholder’s meeting to be held on March 26, 2014.

3.	Significant accounting policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(a)	Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No. 1027 Separate Financial Statements. The Company’s investments in subsidiaries are recorded at cost in accordance with K-IFRS No. 1027. The Company applied K-IFRS No. 1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Company in management of its short-term commitments. Generally equity investments are excluded from cash and cash equivalents.

11

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(c)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

10

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

v)	Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d)	Derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

11

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(e)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

(f)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

12

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(g)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

(h)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

13

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(i)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

i)	Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition. These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii)	Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition. Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized form the Company’s separate statement of financial position.

(j)	Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

14

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(k)	Capital stock

i)	Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

ii)	Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(l)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii)	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses,

the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

15

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

iii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(m)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

16

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(n)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized

(o)	Financial income and expense

i)	Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

ii)	Fees and commissions

Fees and commission income are recognized as the related services are performed.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii)	Dividend

Dividend income is recognized when the right to receive income is authorized.

17

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(p)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

18

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(q)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(r)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2014, and the Company has not early adopted them.

i)	Amendments to K-IFRS No. 1032, ‘Financial Instruments: Presentation’

The amendments clarified the application guidance related to ‘offsetting a financial asset and a financial liability’. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier application permitted.

19

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Financial Statements December 31, 2013 and 2012

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2013, 2012 and January 1, 2012

(In millions of won)	Note	2013		2012	2011
Assets
Cash and due from banks	4,8,20	￦	16,472,509	13,507,249	14,799,035
Trading assets	4,9,20		18,033,298	16,654,255	14,520,784
Financial assets designated at fair value through profit or loss	4,10,20		3,360,765	2,542,333	1,800,846
Derivative assets	4,11		1,717,468	2,170,765	2,321,301
Loans, net	4,12,20		205,722,718	200,288,636	193,229,389
Available-for-sale financial assets	4,13,20		33,364,301	36,283,918	34,015,741
Held-to-maturity financial assets	4,13,20		11,031,307	11,659,682	11,894,664
Property and equipment, net	14,20		3,214,303	3,108,457	2,993,859
Intangible assets, net	15		4,226,378	4,195,496	4,203,460
Investments in associates	16		328,567	298,518	248,848
Current tax receivable			6,184	14,128	9,022
Deferred tax assets	42		196,780	99,964	31,464
Investment properties, net	17		690,257	778,505	515,363
Other assets, net	4,18		12,449,193	13,282,907	10,948,286
Assets held for sale			242,815	54,412	15,792

Total assets		￦	311,296,843	304,939,225	291,547,854

Liabilities
Deposits	4,21	￦	178,809,881	173,295,702	166,243,830
Trading liabilities	4,22		1,258,283	1,370,723	704,418
Financial liabilities designated at fair value through profit or loss	4,23		5,909,130	4,822,197	3,298,409
Derivative liabilities	4,11		2,026,534	1,904,044	1,972,196
Borrowings	4,24		20,142,908	19,518,040	20,255,421
Debt securities issued	4,25		37,491,439	38,838,467	39,735,249
Liability for defined benefit obligations	26		117,655	222,333	275,435
Provisions	27		750,283	747,885	869,632
Current tax payable			239,174	253,524	568,074
Deferred tax liabilities	42		14,625	41,746	21,816
Liabilities under insurance contracts	28		15,656,455	13,418,559	10,867,254
Other liabilities	4,29		19,020,815	21,592,861	19,816,728

Total liabilities			281,437,182	276,026,081	264,628,462

Equity	30
Capital stock			2,645,053	2,645,053	2,645,053
Other equity instrument			537,443	537,443	238,582
Capital surplus			9,887,335	9,887,199	9,886,849
Capital adjustments			(393,128)	(393,097)	(392,654)
Accumulated other comprehensive income			671,807	980,121	1,032,780
Retained earnings			14,194,163	12,715,172	11,046,478

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			27,542,660	26,371,891	24,457,088
Non-controlling interests	30		2,316,988	2,541,253	2,462,304

Total equity			29,859,661	28,913,144	26,919,392

Total liabilities and equity		￦	311,296,843	304,939,225	291,547,854

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012
Interest income		￦	12,588,016	13,998,109
Interest expense			(5,985,159)	(7,018,391)

Net interest income	32		6,602,857	6,979,718

Fees and commission income			3,489,624	3,491,104
Fees and commission expense			(2,103,269)	(1,947,959)

Net fees and commission income	33		1,386,355	1,543,145

Net insurance loss	28		(379,322)	(209,303)
Dividend income	34		158,016	174,325
Net trading income (loss)	35		77,034	607,861
Net foreign currency transaction gain			296,187	280,028
Net gain (loss) on financial instruments designated at fair value through profit or loss	36		(122,020)	(532,070)
Net gain on sale of available-for-sale financial assets	13		700,609	535,578
Impairment losses on financial assets	37		(1,339,897)	(1,416,220)
General and administrative expenses	38		(4,202,550)	(4,061,576)
Net other operating expenses	40		(539,687)	(723,519)

Operating income			2,637,581	3,177,967

Equity in income of associates	16		7,286	27,538
Other non-operating income(loss), net	41		37,268	25,131

Income before income taxes			2,682,135	3,230,636

Income tax expense	42		622,565	738,727

Net income for the year	30,43		2,059,570	2,491,909

Other comprehensive income (loss) for the year, net of income tax
Items that will be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations			(57,845)	(84,917)
Net change in unrealized fair value of available-for-sale financial assets			(270,103)	13,441
Equity in other comprehensive income of associates			(4,811)	4,097
Net change in unrealized fair value of cash flow hedges			6,089	15,655
Other comprehensive income (loss) of separate account			(1,829)	570
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			18,599	179

Total other comprehensive loss, net of income tax	30		(309,900)	(50,975)

Total comprehensive income for the year		￦	1,749,670	2,440,934

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (continued)

For the years ended December 31, 2013 and 2012

(In millions of won, except earnings per share)	Note	2013		2012
Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43	￦	1,902,808	2,321,890
Non-controlling interest			156,762	170,019

		￦	2,059,570	2,491,909

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	1,594,481	2,269,231
Non-controlling interest			155,176	171,703

		￦	1,749,657	2,440,934

Earnings per share:	30,43
Basic earnings per share in won		￦	3,819	4,684

Diluted earnings per share in won		￦	3,819	4,684

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interest	Total
Balance at January 1, 2012	￦	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	24,396,501	2,462,304	26,858,805
Changes in accounting policy		—	—	—	—	(156,168)	216,755	60,587	—	60,587
Restated Balance at January 1, 2012		2,645,053	238,582	9,886,849	(392,654)	1,032,780	11,046,478	24,457,088	2,462,304	26,919,392
Net income for the period		—	—	—	—	—	2,321,890	2,321,890	170,019	2,491,909
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(84,695)	—	(84,695)	(222)	(84,917)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	12,852	—	12,852	589	13,441
Equity in other comprehensive income of associates		—	—	—	—	4,097	—	4,097	—	4,097
Net change in unrealized fair value of cash flow hedges		—	—	—	—	15,655	—	15,655	—	15,655
Other comprehensive income of separate account		—	—	—	—	570	—	570	—	570
Remeasurements of the defined benefit liability		—	—	—	—	(1,138)	—	(1,138)	1,317	179

		—	—	—	—	(52,659)	—	(52,659)	1,684	(50,975)

Total comprehensive income for the period		—	—	—	—	(52,659)	2,321,890	2,269,231	171,703	2,440,934

Transactions with owners, etc
Dividends		—	—	—	—	—	(629,508)	(629,508)	—	(629,508)
Dividends to hybrid bonds		—	—	—	—	—	(23,688)	(23,688)	—	(23,688)
Issuance of hybrid bonds		—	298,861	—	—	—	—	298,861	—	298,861
Change in other capital surplus		—	—	350	—	—	—	350	—	350
Change in other capital adjustments		—	—	—	(443)	—	—	(443)	—	(443)
Change in other non-controlling interests		—	—	—	—	—	—	—	(92,754)	(92,754)

		—	298,861	350	(443)	—	(653,196)	(354,428)	(92,754)	(447,182)

Balance at December 31, 2012	￦	2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (continued)

For the years ended December 31, 2013 and 2012

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interest	Total
Balance at January 1, 2013	￦	2,645,053	537,443	9,887,199	(393,097)	1,134,820	12,499,259	26,310,677	2,469,146	28,779,823
Changes in accounting policy		—	—	—	—	(154,699)	215,913	61,214	72,107	133,321
Restated Balance at January 1, 2013		2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144
Net income for the period		—	—	—	—	—	1,902,808	1,902,808	156,762	2,059,570
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(57,825)	—	(57,825)	(20)	(57,845)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(268,854)	—	(268,867)	(1,249)	(270,116)
Equity in other comprehensive income of associates		—	—	—	—	(4,811)	—	(4,811)	—	(4,811)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	6,089	—	6,089	—	6,089
Other comprehensive income of separate account		—	—	—	—	(1,829)	—	(1,829)	—	(1,829)
Remeasurements of defined benefit liability		—	—	—	—	18,916	—	18,916	(317)	18,599

		—	—	—	—	(308,314)	—	(308,327)	(1,586)	(309,913)

Total comprehensive income for the period		—	—	—	—	(308,314)	1,902,808	1,594,481	155,176	1,749,657

Transactions with owners, etc
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(29,939)	(29,939)	—	(29,939)
Change in other capital surplus		—	—	136	—	—	—	136	—	136
Change in other capital adjustments					(31)	—	—	(31)	—	(31)
Change in other non-controlling interests		—	—	—	—	—	—	—	(379,441)	(379,441)

		—	—	136	(31)	—	(423,817)	(423,712)	(379,441)	(803,153)

Balance at December 31, 2013	￦	2,645,053	537,443	9,887,335	(393,128)	671,807	14,194,163	27,542,660	2,316,988	29,859,648

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012
Cash flows from operating activities
Income before income taxes		￦	2,682,135	3,230,636
Adjustments for:
Net interest income	32		(6,602,785)	(6,979,718)
Dividend income	34		(158,016)	(174,325)
Net fees and commission expense			82,410	39,142
Insurance expense	28		2,783,416	3,043,780
Net trading loss (income)	35		240,989	(427,030)
Net foreign currency transaction loss (gain)			7,922	(86,820)
Net loss (gain) on financial assets designated at fair value through profit or loss	36		(320,950)	353,830
Gain on disposal of available-for-sale financial assets	13		(700,609)	(535,578)
Provision for allowance	12		1,124,927	1,315,365
Impairment losses on other financial assets			214,970	100,855
Salaries expense			78,402	146,501
Depreciation and amortization	38		319,730	298,836
Other operating income			61,074	(569,690)
Equity in income of associates	16		(7,286)	(27,538)
Other non-operating income, net			8,411	46,709

			(2,867,395)	(3,455,681)

Changes in assets and liabilities:
Due from banks			(1,954,448)	1,832,347
Trading assets			(1,361,898)	(1,401,751)
Financial instruments designated at fair value through profit or loss			589,452	467,291
Derivative assets			23,139	301,268
Loans			(7,449,427)	(8,940,062)
Other assets			27,514	(3,250,673)
Deposits			5,825,422	8,444,336
Liability for defined benefit obligations	26		(141,591)	(198,919)
Provision	27		(129,463)	154,117
Other liabilities			(2,446,105)	6,257,188

			(7,017,405)	3,665,142

Income taxes paid			(694,912)	(1,074,846)
Interest received			12,499,679	13,569,246
Interest paid			(5,891,490)	(6,990,531)
Dividends received			156,203	176,235

Net cash provided by (used in) operating activities		￦	(1,133,185)	9,120,201

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012
Cash flows from investing activities
Proceeds from disposition of financial assets designated at fair value through profit or loss		￦	—	52,909
Acquisition of disposition of financial assets designated at fair value through profit or loss			—	(134,507)
Proceeds from disposition of available-for-sale financial assets			29,917,886	40,687,182
Acquisition of available-for-sale financial assets			(27,012,719)	(42,574,115)
Proceeds from disposition of held-to-maturity financial assets			2,393,951	2,684,122
Acquisition of held-to-maturity financial assets			(1,806,589)	(2,489,840)
Proceeds from disposition of property and equipment	14,41		12,830	21,668
Acquisition of property and equipment	14		(384,078)	(354,670)
Proceeds from disposition of intangible assets	15,41		3,353	7,044
Acquisition of intangible assets	15		(124,116)	(128,456)
Proceeds from disposition of investments in associates			69,786	15,543
Acquisition of investments in associates			(99,664)	(43,353)
Proceeds from disposition of investment property	17,41		95,848	2,880
Acquisition of investment property	17		(234,432)	(296,316)
Proceeds from disposition of assets held for sale			55,413	6,489
Net increase (decrease) in other assets			16,843	(293,385)
Net increase (decrease) in derivatives			1,844	(58)
Business combination, net of cash acquired	45		431,104	204,895

Net cash used in investing activities			3,337,260	(2,631,968)

Cash flows from financing activities
Issuance of hybrid bond			—	298,860
Proceeds from borrowings			21,665,428	22,256,148
Repayments of borrowings			(21,065,646)	(22,689,554)
Proceeds from debt securities issued			10,338,560	11,696,281
Repayments of debt securities issued			(11,352,135)	(12,506,217)
Repayments of preferred stock			—	(3,765,124)
Changes in other liabilities			31,893	20,996
Dividends paid			(424,152)	(650,697)
Net cash flows from derivative financial instruments for hedging purposes			(26,154)	36,752
Decrease in non-controlling interest			(351,980)	(164,874)

Net cash provided by (used in) financing activities			(1,184,186)	(5,467,429)

Effect of exchange rate fluctuations on cash and cash equivalents held			(6,478)	4,316

Increase (decrease) in cash and cash equivalents			1,013,411	1,025,120

Cash and cash equivalents at beginning of year	45		5,007,765	3,982,645

Cash and cash equivalents at end of year	45	￦	6,021,176	5,007,765

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving the exchange of Shinhan Financial Group’s common stock with the former stockholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2013, 2012 are as follows: Ownership (%)

Investor	Investee (*)	Location	Date of financial information	Ownership (%)
				2013	2012
Shinhan Financial Group	Shinhan Bank (*3)	Korea	December, 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank (*3)	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Investment management	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC (*3)	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank (note 5)	”	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	”	”	99.8	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

1.	Reporting entity (continued)

Investor	Investee	Location	Date of financial information	Ownership (%)
				2013	2012
Shinhan Investment Corp.	Shinhan Investment Corp. America Inc.	USA	December, 31	100.0	100.0
”	Shinhan Investment Corp. Europe Ltd. (*2)	UK	”	—	—
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity Investment Management	Symphony Energy Co., Ltd. (*4)	Korea	—	—	77.6
”	HKC&T Co., Ltd.	”	September, 30	100.0	100.0
”	Everdigm, Corp. (*3)	”	”	45.2	38.7
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	December, 31	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*2)	The investee is in liquidation for the current period.
(*3)	The amount of dividends paid to non-controlling interests was ￦126,822 million during the period.
(*4)	The investee was liquidated for the current period

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies in the Republic of Korea.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(c)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which are the controlling company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in note 5.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

2.	Basis of preparation (continued)

(e)	Changes in accounting policies

i)	K-IFRS No.1001, Presentation of Financial Statements

The Group has applied the amendments to K-IFRS No.1001, Presentation of Financial Statements since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

ii)	K-IFRS No.1110, Consolidated Financial Statement

The Group adopted K-IFRS No.1110, Consolidated Financial Statements since January 1, 2013. As a result, the Group has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. K-IFRS No.1110 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Group controls the investee on the basis of de facto circumstances.

iii)	K-IFRS No.1111, Joint Arrangements

The Group adopted K-IFRS No.1111, Joint Arrangements since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

iv)	K-IFRS No.1112, Disclosure of Interests in Other Entities

The Group adopted K-IFRS No.1112, Disclosure of Interests in Other Entities since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

v)	Amendments to K-IFRS No.1019, Employee Benefits

The Group has applied the amendments to K-IFRS No.1019, Employee Benefits since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In million of won)

2.	Basis of preparation (continued)

vi)	K-IFRS No.1113, Fair Value Measurement

The Group adopted K-IFRS No.1113, Fair Value Measurement since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

(f)	Impact of changes in accounting policy

The following table summarizes the adjustments made to the Group’s statements of financial position as of December 31, 2012 and January 1, 2012.

	December, 31 2012
			Adjustments
	As previously reported		K-IFRS No.1110	K-IFRS No.1019	Sub-total	As restated
Assets
Cash and due from banks	￦	13,394,331	112,918	—	112,918	13,507,249
Trading assets		14,018,894	2,635,361	—	2,635,361	16,654,255
Financial assets designated at fair value through profit or loss		2,585,111	(42,778)	—	(42,778)	2,542,333
Derivative assets		2,164,852	5,913	—	5,913	2,170,765
Loans, net		199,655,732	632,904	—	632,904	200,288,636
Available-for-sale financial assets		36,328,429	(44,511)	—	(44,511)	36,283,918
Held-to-maturity financial assets		11,659,215	467	—	467	11,659,682
Property and equipment, net		3,046,686	61,771	—	61,771	3,108,457
Intangible assets, net		4,190,776	4,720	—	4,720	4,195,496
Investments in associates		298,518	—	—	—	298,518
Current tax receivable		14,128	—	—	—	14,128
Deferred tax assets		95,970	3,994	—	3,994	99,964
Investment properties, net		246,970	531,535	—	531,535	778,505
Other assets, net		13,094,465	188,442	—	188,442	13,282,907
Assets held for sale		54,412	—	—	—	54,412
Total assets		300,848,489	4,090,736	—	4,090,736	304,939,225
Liabilities
Deposits		170,096,454	3,199,248	—	3,199,248	173,295,702
Trading liabilities		1,370,723	—	—	—	1,370,723
Financial liabilities designated at fair value through profit or loss		4,822,197	—	—	—	4,822,197
Derivative liabilities		1,904,044	—	—	—	1,904,044
Borrowings		18,891,378	626,662	—	626,662	19,518,040
Debt securities issued		38,840,175	(1,708)	—	(1,708)	38,838,467
Liability for defined benefit obligations		214,068	8,265	—	8,265	222,333

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In million of won)

2.	Basis of preparation (continued)

	December, 31 2012
			Adjustments
	As previously reported		K-IFRS No.1110	K-IFRS No.1019	Sub-total	As restated
Provisions		746,846	1,039	—	1,039	747,885
Current tax payable		252,283	1,241	—	1,241	253,524
Deferred tax liabilities		19,890	21,856	—	21,856	41,746
Liabilities under insurance contracts		13,418,559	—	—	—	13,418,559
Other liabilities		21,492,049	100,812	—	100,812	21,592,861
Total liabilities		272,068,666	3,957,415	—	3,957,415	276,026,081
Equity
Capital stock		26,310,677	61,214	—	61,214	26,371,891
Other equity instrument		2,645,053	—	—	—	2,645,053
Capital surplus		537,443	—	—	—	537,443
Capital adjustments		9,887,199	—	—	—	9,887,199
Accumulated other comprehensive income		(393,097)	—	—	—	(393,097)
Retained earnings		1,134,820	5,059	(159,758)	(154,699)	980,121
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.		12,499,259	56,155	159,758	215,913	12,715,172
Non-controlling interests		2,469,146	72,107	—	72,107	2,541,253
Total equity		28,779,823	133,321	—	133,321	28,913,144
Total liabilities and equity	￦	300,848,489	4,090,736	—	4,090,736	304,939,225

	January 1, 2012
			Adjustments
	As previously reported		K-IFRS No.1110	K-IFRS No.1019	Sub-total	As restated
Assets
Cash and due from banks	￦	14,730,932	68,102	—	68,102	14,799,034
Trading assets		11,954,266	2,566,518	—	2,566,518	14,520,784
Financial assets designated at fair value through profit or loss		1,800,846	—	—	—	1,800,846
Derivative assets		2,319,585	1,717	—	1,717	2,321,302
Loans, net		192,572,571	656,817	—	656,817	193,229,388
Available-for-sale financial assets		34,105,747	(90,006)	—	(90,006)	34,015,741
Held-to-maturity financial assets		11,894,664	—	—	—	11,894,664
Property and equipment, net		2,993,860	(1)	—	(1)	2,993,859
Intangible assets, net		4,203,460	—	—	—	4,203,460
Investments in associates		248,848	—	—	—	248,848
Current tax receivable		9,022	—	—	—	9,022
Deferred tax assets		29,202	2,262	—	2,262	31,464
Investment properties, net		275,123	240,239	—	240,239	515,362
Other assets, net		10,887,878	60,410	—	60,410	10,948,288
Assets held for sale		15,792	—	—	—	15,792
Total assets		288,041,796	3,506,058	—	3,506,058	291,547,854

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In million of won)

2.	Basis of preparation (continued)

	January 1, 2012
			Adjustments
	As previously reported		K-IFRS No.1110	K-IFRS No.1019	Sub-total	As restated
Liabilities
Deposits		163,015,732	3,228,098	—	3,228,098	166,243,830
Trading liabilities		704,418	—	—	—	704,418
Financial liabilities designated at fair value through profit or loss		3,298,409	—	—	—	3,298,409
Derivative liabilities		1,972,197	—	—	—	1,972,197
Borrowings		20,033,246	222,175	—	222,175	20,255,421
Debt securities issued		39,736,958	(1,708)	—	(1,708)	39,735,250
Liability for defined benefit obligations		274,661	774	—	774	275,435
Provisions		869,592	40	—	40	869,632
Current tax payable		568,074	—	—	—	568,074
Deferred tax liabilities		282	21,534	—	21,534	21,816
Liabilities under insurance contracts		10,867,254	—	—	—	10,867,254
Other liabilities		19,842,168	(25,443)	—	(25,443)	19,816,725
Total liabilities		261,182,991	3,445,470	—	3,445,470	264,628,461
Equity
Capital stock		24,396,501	60,588	—	60,588	24,457,089
Other equity instrument		2,645,053	—	—	—	2,645,053
Capital surplus		238,582	—	—	—	238,582
Capital adjustments		9,886,849	—	—	—	9,886,849
Accumulated other comprehensive income		(392,654)	—	—	—	(392,654)
Retained earnings		1,188,948	3,380	(159,548)	(156,168)	1,032,780
Total equity attributable to equity holders of Shinhan Financial Group Co.,Ltd.		10,829,723	57,208	159,548	216,756	11,046,479
Non-controlling interests		2,462,304	—	—	—	2,462,304
Total equity		26,858,805	60,588	—	60,588	26,919,393
Total liabilities and equity	￦	288,041,796	3,506,058	—	3,506,058	291,547,854

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In million of won)

2.	Basis of preparation (continued)

The following table summarizes the adjustments made to the Group’s statements of comprehensive income for the year ended December 31, 2012.

	2012
		Adjustments
	As previously reported	K-IFRS No.1110	K-IFRS No.1019	Sub-total	As restated
Interest income	13,857,112	140,997	—	140,997	13,998,109
Interest expense	(6,882,901)	(135,490)	—	(135,490)	(7,018,391)
Net interest income	6,974,211	5,507	—	5,507	6,979,718

Fees and commission income	3,513,839	(22,735)	—	(22,735)	3,491,104
Fees and commission expense	(1,941,748)	(6,211)	—	(6,211)	(1,947,959)
Net fees and commission income	1,572,091	(28,946)	—	(28,946)	1,543,145

Net insurance loss	(209,303)	—	—	—	(209,303)
Dividend income	175,783	(1,458)	—	(1,458)	174,325
Net trading income (loss)	595,866	11,995	—	11,995	607,861
Net foreign currency transaction gain	280,028	—	—	—	280,028
Net gain (loss) on financial instruments designated at fair value through profit or loss	(532,070)	—	—	—	(532,070)
Net gain on sale of available-for-sale financial assets	536,581	(1,003)	—	(1,003)	535,578
Impairment losses on financial assets	(1,415,794)	(426)	—	(426)	(1,416,220)
General and administrative expenses	(4,059,560)	(1,780)	(236)	(2,016)	(4,061,576)
Net other operating expenses	(723,881)	362	—	362	(723,519)
Operating income	3,193,952	(15,749)	(236)	(15,985)	3,177,967

Equity in income of associates	27,538	—	—	—	27,538
Other non-operating income(loss), net	11,522	13,609	—	13,609	25,131
Income before income taxes	3,233,012	(2,140)	(236)	(2,376)	3,230,636

Income tax expense	(738,944)	160	57	217	(738,727)
Net income for the year	2,494,068	(1,980)	(179)	(2,159)	2,491,909

Other comprehensive income (loss) for the year, net of income tax
Items that will be reclassified to profit or loss :
Foreign currency translation adjustments for foreign operations	(85,343)	426	—	426	(84,917)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In million of won)

2.	Basis of preparation (continued)

	2012
		Adjustments
	As previously reported	K-IFRS No.1110	K-IFRS No.1019	Sub-total	As restated
Net change in unrealized fair value of available-for-sale financial assets	11,260	2,181	—	2,181	13,441
Equity in other comprehensive income of associates	4,097	—	—	—	4,097
Net change in unrealized fair value of cash flow hedges	15,655	—	—	—	15,655
Other comprehensive income (loss) of separate account	570	—	—	—	570
Items that will never be reclassified to profit or loss :
Remeasurements of the defined benefit liability	—	—	179	179	179
Total other comprehensive loss, net of income tax	(53,761)	2,607	179	2,786	(50,975)
Total comprehensive income for the year	2,440,307	627	—	627	2,440,934

(i)	K-IFRS No.1110, Consolidated Financial Statements

The Group re-assessed the control conclusion for its investees as of January 1, 2013. As a consequence, the Group changed its control relationship with its investees as below.

	Company	Reason
Newly included subsidiaries	Everdigm Corp.	The practical ability to direct the relevant activities

(*)	The Group is exposed, or has rights, to variable returns from its involvement with the guaranteed principal money trusts and has the ability to affect those returns through its power over these investees. Accordingly, they are newly consolidated. Prior to the adoption of K-IFRS No. 1110, they had not been consolidated since the Group had not held the majority of the benefits or the residual risk.

(ii)	Amendments to K-IFRS No.1111, Joint Arrangements

As a result of the adoption of K-IFRS No.1111, the Group has changed its accounting policy with respect to its interests in joint arrangements.

Under K-IFRS No.1111, the Group classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Group’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Group considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Group has re-evaluated its involvement in its only joint arrangement and has reclassified the investment from jointly controlled entity to joint venture. Notwithstanding the reclassification, the investment continues to be recognized by applying the equity method and there has been no impact on the recognized assets, liabilities and comprehensive income of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(In millions of won)

2.	Basis of preparation (continued)

(iii)	Amendments to K-IFRS No.1019, Employee Benefits

The following table summarizes the financial effects on the statement of comprehensive income for the three month and the nine month period ended September 30, 2012 and as of December 31, 2012.

•	Statement of financial position

	December 31, 2012
	As previously reported (*)		Adjustments	As restated
Accumulated other comprehensive income	￦	1,139,879	(159,758)	980,121
Retained earnings		12,555,414	159,758	12,715,172

•	Statement of comprehensive income

	2012
Net income as previously reported (*)	￦	2,942,088
Increase in:
Administrative expenses		(236)
Tax expenses		57

		(179)

Net income as restated	￦	2,491,909

(*)	Impact of the amendments to K-IFRS No.1110, Consolidated Financial Statements is adjusted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

2.	Basis of preparation (continued)

(g)	Approval of the consolidated financial statements

The consolidated financial statements were approved by the Board of Director in February 11, 2014, which will be submitted for approval to the shareholders’ meeting to be held on March 26, 2014.

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group has reportable segments which consist of banking, credit card, securities, life insurance, others, as described in note 7.

(b)	Basis of consolidation

i)	Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date when control ceases.

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. In assessing whether the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests in the consolidated statements of financial position since the Group’s interests in these entities are recognized as liabilities of the Group.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

ii)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iii)	Non-controlling interest

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Business combination

i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No. 1012 Income Taxes

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No. 1102 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No. 1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that are included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and
K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

ii)	Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

(d)	Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or when another entity is classified as a subsidiary by the Banking act since the Group holds more than 15% of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(f)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(g)	Derivative financial instruments including hedge accounting

Derivative financial instruments are classified as either trading or hedging if they qualify for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No. 1021, ‘The Effects of Changes in Foreign Exchange Rates’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iv)	Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation

•	the disappearance of an active market for that financial asset because of financial difficulties

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

i)	Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of the probability of realization of such collateral.

In assessing collective impairment , the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

ii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii)	Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(i)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(j)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii)	Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(l)	Leased assets

i)	Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii)	Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii)	Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(m)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(n)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(o)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p)	Foreign currency

i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii)	Hedge of net investment in foreign operations

The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operations and the parent entity’s functional currency (Korean won), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective, and are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(q)	Equity

i)	Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii)	Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

iii)	Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense(income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability(asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Group recognizes the past service cost immediately.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

v)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(s)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(t)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(u)	Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with K-IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No. 1018. Revenue

(v)	Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments, Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts.

i)	Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

Guarantee reserve

At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of claims for the amount equals to the average amount of net losses of the worst 30% cases forecasted by scenarios or the standard reserve amount by insurance type and the lowest insured amount, whichever is greater.

Unearned premium reserve

Unearned premium reserve refers to premium for subsequent years but collected before the reporting date.

Reserve for outstanding claims

Reserve for outstanding claims is an estimate of losses for insured events that have occurred prior to the reporting date but the corresponding actual claims have not yet been settled or determined.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

Reserve for losses on dividend insurance contract

In accordance with the Regulation on Supervision of Insurance Business, the Group accumulates reserve for losses of participating insurance contract within 30/100 of policyholders’ share in dividend-paying insurance income. A reserve for compensation for losses on dividend-paying insurance contracts accumulated shall be used for replenishing the losses of the participating insurance contract, and the balance after the replenishment shall be used as for the source of policyholders’ dividend for individual policyholders, for five fiscal years from the end of the fiscal year when the accumulation is made.

ii)	Policyholders’ equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders’ equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii)	Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset

iv)	Reinsurance contracts

Transactions relating to reinsurance assumed and ceded are accounted for in the consolidated statements of financial position and comprehensive income in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

v)	Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(w)	Financial income and expense

i)	Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

ii)	Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii)	Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(x)	Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as unearned revenue. Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

(y)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

3.	Significant accounting policies (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(z)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(aa)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(ab)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2014, and the Group has not early adopted them.

i)	Amendments to K-IFRS No. 1032, ‘Financial Instruments: Presentation’

The amendments clarified the application guidance related to ‘offsetting a financial asset and a financial liability’. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier application permitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Jung Kee Min
Name:	Jung Kee Min
Title:	Chief Financial Officer

Date: February 25, 2014